SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 20 June 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

LONG-TERM INCENTIVE PLAN TARGETS

As reported in BT's Annual Report 2019 (published on 23 May 2019), the Remuneration Committee delayed setting the 2019 Incentive Share Plan (ISP) targets to ensure they align and support the delivery of BT's strategy under our Chief Executive's stewardship.  The performance measures and targets have now been set by the Remuneration Committee.

The ISP is a conditional share award.  The performance measures relative to the 2019 ISP award will be based 20% on the percentage change in underlying revenue (including transit), 40% on normalised free cash flow and 40% on relative total shareholder return (TSR).  These are the same performance measures and weightings that have been used in recent years, except revenue now includes transit to align with how we now report performance to investors.  Performance will be measured over a three-year performance period from 1 April 2019 to 31 March 2022.

When setting the targets, the Remuneration Committee considered a number of factors including the annual budget, the medium-term plan and consensus at the time.  The Remuneration Committee believes the performance ranges for free cash flow and revenue are appropriately stretching and deliver a fair and motivating incentive for executives.  The targets are set to foster long-term sustainable performance without encouraging inappropriate risk-taking or discouraging investment.

The table below sets out the target ranges for the normalised free cash flow and underlying revenue growth (including transit).  Vesting levels between threshold and maximum will be on a straight-line basis.

Measure 2019/20-2021/22	Threshold	Level of vesting	Maximum	Level of vesting
Cumulative normalised free cash flow	£5.9bn	25%	£7.2bn	100%
Cumulative Percentage Change in underlying revenue (including transit)	(1.0%)	25%	2%	100%

Relative TSR will be measured in the same way as in recent years.  Sky has been removed from the comparator group given its acquisition by Comcast Inc.  The relative TSR comparator group for the 2019 ISP award is as follows:

TSR Comparator Group
Centrica	Orange	Telecom Italia
Deutsche Telekom	Proximus	Telefónica
KPN	SSE	Telenor
Liberty Global	Swisscom	Telia Company
National Grid	TalkTalk	Vodafone

The table below summarises the potential vesting of the TSR element of the 2019 ISP.

TSR position	Proportion vesting (of TSR part of the award)	Proportion vesting (of overall award)
1-4	100%	40%
5	95%	38%
6	75%	30%
7	55%	22%
8	35%	14%
9-16	0%	0%

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	2,120,993 (ISP)
		£2.07	59,387(DBP)
d)	Aggregated information - Aggregated volume - Price	2,180,380 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	1,240,796 (ISP)
		£2.07	157,715 (DBP)
d)	Aggregated information - Aggregated volume - Price	1,398,511 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	845,986 (ISP)
		£2.07	104,563 (DBP)
d)	Aggregated information - Aggregated volume - Price	950,549 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	759,219 (ISP)
		£2.07	93,839 (DBP)
d)	Aggregated information - Aggregated volume - Price	853,058 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SABINE CHALMERS
2	Reason for the notification
a)	Position/status	GROUP GENERAL COUNSEL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	518,799 (ISP)
		£2.07	73,694 (DBP)
d)	Aggregated information - Aggregated volume - Price	592,493 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO ENTERPRISE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	773,680 (ISP)
		£2.07	90,365 (DBP)
d)	Aggregated information - Aggregated volume - Price	864,045 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ED PETTER
2	Reason for the notification
a)	Position/status	GROUP CORPORATE AFFAIRS DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	445,890 (ISP)
		£2.07	64,921(DBP)
d)	Aggregated information - Aggregated volume - Price	510,811 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	CATHRYN ROSS
2	Reason for the notification
a)	Position/status	GROUP DIRECTOR, REGULATORY AFFAIRS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	335,984 (ISP)
		£2.07	47,726 (DBP)
d)	Aggregated information - Aggregated volume - Price	383,710 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MICHAEL SHERMAN
2	Reason for the notification
a)	Position/status	CHIEF STRATEGY AND TRANSFORMATION OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND THE BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	644,793 (ISP)
		£2.07	83,959 (DBP)
d)	Aggregated information - Aggregated volume - Price	728,752 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO TECHNOLOGY, SERVICE & OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	574,385 (ISP)
		£2.07	81,590 (DBP)
d)	Aggregated information - Aggregated volume - Price	655,975 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN (ISP) AND BT GROUP DEFERRED BONUS PLAN (DBP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.07	586,738 (ISP)
		£2.07	83,345 (DBP)
d)	Aggregated information - Aggregated volume - Price	670,083 shares £2.07
e)	Date of the transaction	19 JUNE 2019
f)	Place of the transaction	LONDON

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 20 June 2019